(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LookSmart, Ltd.

Full Name of Registrant

Not Applicable

Former Name if Applicable

625 Second Street

Address of Principal Executive Office (Street and Number)

San Francisco, California 94107

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

LookSmart, Ltd. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 by the November 9, 2005 filing date without unreasonable effort and expense, in light of the circumstances described below.

In connection with the preparation of the Company’s financial statements for the third quarter of fiscal 2005, certain internal control deficiencies were identified related to the recording and disclosure of investments. These internal control deficiencies may have resulted in errors relating to the classification of cash equivalents and short-term investments. Accordingly, we may have an understatement of short-term investments, and a corresponding overstatement of cash equivalents, reported in the Balance Sheet contained in the Company’s Quarterly Report on Form 10-Q for the first quarter of fiscal 2005. However, cash, cash equivalents and short-term investments, in total, would remain unchanged. The Company is still in the process of analyzing the potential impact of these matters on the Company’s Cash Flow Statement contained in its Quarterly Report on Form 10-Q for the first quarter of fiscal 2005.

A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The Company’s audit committee and management are evaluating the control deficiencies to assess their impact on the Company’s internal control over financial reporting, as required by Section 404 of the Sarbanes Oxley Act of 2002. These control deficiencies could represent one or more material weaknesses. Until this review is completed, the Company cannot finalize its financial statements for the quarter ended September 30, 2005 or file its Quarterly Report on Form 10-Q for such period.

The Company intends to finalize its financial statements for the quarter ended September 30, 2005 and to file its Quarterly Report on Form 10-Q for such period on or before November 14, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stacey Giamalis, General Counsel (Name)	(415) (Area Code)	348-7524 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LookSmart, Ltd.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2005	By:	/s/ David B. Hills, Chief Executive Officer